SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                                 HANDY & HARMAN
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                                (Name of issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   410306 10 4
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                                 (CUSIP number)


                              STEVEN WOLOSKY, ESQ.
                               ILAN K. REICH, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  March 1, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 410306 10 4              13D           Page 2 of 6 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            WHX CORPORATION (E.I.N.: 13-3768097)
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                        (See Item 6)                (b) /X/
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                         WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            -1,649,455-(2)
               -----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            -0-
               -----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            -1,649,455-(2)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         1,649,455 (2)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         HC and CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (2) By virtue of the fact that HN Acquisition Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with HN Acquisition Corp.

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CUSIP No. 410306 10 4              13D           Page 3 of 6 Pages
-----------------------------              -------------------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  HN ACQUISITION CORP. (E.I.N.: 13-3940215)
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                        (See Item 6)               (b) /X/
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                         AF
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         New York
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            1,649,4552
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            -0-
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            1,649,455(2)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         1,649,455(2)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.6%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(2) By virtue of the fact that HN Acquisition Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with HN Acquisition Corp.

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CUSIP No. 410306 10 4              13D           Page 4 of 6 Pages
-----------------------------              -------------------------------------


                  This Amendment No. 2 (the "Amendment") to Schedule 13D (the "Schedule 13D") amends and supplements the report contained in the final amendment to Schedule 14D-1 filed on January 20, 1998, as amended, by HN Acquisition Corp. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent") with respect to the shares of Common Stock, par value $1.00 per share (the "Shares") of Handy & Harman, a New York corporation (the "Company") which also constituted the Schedule 13D by the Parent and the Purchaser pursuant to Instruction F to
Schedule 14D-1.

Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended by adding the following:

                           On March  1,  1998,  Parent,  Purchaser  and  Company
                  entered into an Agreement and Plan of Merger which provides for, among other matters, Parent and Purchaser to make a tender offer at $35.25 per share to acquire all of the outstanding Shares not beneficially owned by Parent or Purchaser (the "Tender Offer"). For additional information with respect to the Merger Agreement, see Item 6. On March 2, 1998, Parent and Company issued a joint press release announcing the Merger Agreement. The press release is filed as an exhibit hereto and is incorporated herein by reference. The foregoing description of the press release is qualified in its entirety by reference to such exhibit.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended by adding the following:

                           On March  1,  1998,  Parent,  Purchaser  and  Company
                  entered into a Merger Agreement pursuant to which Parent and Purchaser will commence a Tender Offer to purchase up to 100% of the Company's outstanding Shares not beneficially owned by Parent or Purchaser at a price of $35.25 per share no later than 5 business days after the initial public announcement of Parent and Purchaser's intention to commence a Tender Offer, subject to certain terms and condition set forth in the Merger Agreement. Following the purchase of Shares of the Company pursuant to the Tender Offer, Purchaser will, subject to Shareholder approval, merge (the "Merger") into the Company, with the Company surviving, and each outstanding Share of the Company will be converted into the right to receive $35.25 in cash, without interest. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

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CUSIP No. 410306 10 4              13D           Page 5 of 6 Pages
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                           The Tender  Offer and  Merger are  subject to certain
                  conditions as set forth in the Merger Agreement.

                           The  foregoing  summary  of the Merger  Agreement  is
                  qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as an exhibit hereto and which is incorporated herein by reference.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                           Item  7  is  hereby  amended  to  add  the  following
                  Exhibits:


                  Exhibit 1:         Joint   Press   Release   issued   by   WHX
                                     Corporation  and  Handy  and  Harman  dated
                                     March 2, 1998.

                  Exhibit 2: Agreement and Plan of Merger by and among WHX Corporation, HN Acquisition Corp. and Handy and Harman dated as of March 1, 1998.

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CUSIP No. 410306 10 4              13D           Page 6 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 3, 1998                         WHX CORPORATION



                                             By:/s/ Stewart E. Tabin
                                                -----------------------
                                                Stewart E. Tabin,
                                                Assistant Treasurer


                                             HN ACQUISITION CORP.


                                             By:/s/ Stewart E. Tabin
                                                ------------------------
                                                Stewart E. Tabin
                                                Vice President